Alon Blue Square Israel Ltd.

Monitoring report ו March 2015

Contacts:

Elad Seroussi, Senior Analyst

elads@midroog.co.il

Liat Kadish, CPA, Team Leader

liatk@midroog.co.il

Sigal Issachar, VP, Head of Corporate Finance

i.sigal@midroog.co.il

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Alon Blue Square Israel Ltd.

Issuer/Bond Rating	Baa1	Credit review
Commercial Paper	P-2

Midroog announces the downgrade of the issuer rating of Alon Blue Square Israel Ltd. (“Alon Square” or the "Company” or the "Group") and bond rating (Series C) from A3 to Baa1, and is placing the rating on neutral-negative credit watch. Midroog reaffirms the P-2 rating of the commercial paper (CP) the Company issued, which is also under watch.

In recent months the Company has been in the process of replacing senior management. A weak food market, as has been evident in recent months, together with the changes in management led, in our opinion, to a review of forecasts for 2015, as a result of which the Company made various provisions in its Annual Report for 2014. On this background, the Company ended the year with a net loss of approximately NIS 370 million. Approximately 40% of this loss is attributed to reduction of a deferred tax asset on transferred losses at companies where the loss for tax purposes is longer than three years, and the remainder is split between a goodwill decrease for Na'aman, reduction in investment in Kfar Hasha'asuim, and more. Note that most of the influence is not of cash flow character but books value only. On the other hand, these reductions (some of which are of a nonrecurring nature) eroded the Company's capital cushion by approximately 15%, and the total net loss eroded the Company's capital cushion by approximately 20%.

As of the date of this report, the Company had not yet renewed credit facilities with banks at the solo level, which are estimated at approximately NIS 200 million.

The rating downgrade is based on our assessment that the Company's credit risk has increased, with weaker than expected results for the fourth quarter of 2014, and our anticipation of weak results at Mega in the year to come. We are placing the rating under credit watch due to the persisting level of uncertainty in the business environment of Mega Retail, and all this on the backdrop of management changes. Our conclusions will be determined shortly, after we study the updated forecasts and financial debt derived from them.

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Rating History

About the Company

Alon Square, a public company listed on the Tel Aviv and New York stock exchanges, is the largest retail company in Israel. The Company is about 72.7% owned by Alon Israel Oil Company Ltd., a private holding company engaged in the retail and energy industries in Israel and overseas, which is owned by Bielsol Investments Ltd., a private company jointly owned by Mr. David Weissman, the Biran family, and purchasing cooperative agencies belonging to kibbutzim. The Company operates today through four main subsidiaries: Mega Retail (100% holding), which concentrates the Group's food retail; BEE Retail (100%), which presently holds about 77.5% of Na'aman Ltd. and 35% of Kfar Hasha'ashuim; Dor Alon (78.4%), which is engaged in marketing and selling fuel in Israel; Blue Square Real Estate (63.7%), which owns real estate properties, most of which are currently leased for the Group's retail activity. The Company also owns a 49% stake in Diners Club Israel Ltd.

The chairman of the board of directors is Mr. Amit Ben Yitzhak.

Related Reports

Alon Blue Square Israel Ltd., Monitoring Report, March 2015

The Retail Sector - Rating Methodology, August 2010

Financial Ratios Adjustment Methodology, November 2010

Commercial papers - Methodology, March 2008

The reports are published on Midroog's website: www.midroog.co.il.

Date of the report: March 31, 2015

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KEY FINANCIAL TERMS

Interest	Net financing expenses from Income Statement
Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows
Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits
Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.
Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.
Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.
Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net debt	Debt - cash and cash equivalent – long-term investments
Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet
Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets
Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other asset and liabilities
Cash Flow from Current Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Retained Cash Flow (RCF)*	Funds from operations (FFO) less dividend paid to shareholders
Free Cash Flow (FCF)*	Cash flow from operating activity (CFO) - CAPEX - dividends

*	It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

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Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

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Moody's short term ratings describe the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, individual issues and financial instruments. As a rule, short-term obligations are for a period of no more than 13 months, unless indicated otherwise.

Symbol	Definition
Prime – 1	Issuers (or supporting institutions) rated P-1 have a superior ability to repay short-term debt obligations.
Prime – 2	Issuers (or supporting institutions) rated P-2 have a strong ability to repay short-term debt obligations.
Prime – 3	Issuers (or supporting institutions) rated P-3 have an acceptable ability to repay their short-term debt obligations.
Not Prime (N-P)	Issuers rated N-P do not fall within any of the Prime rating categories.

Short Term vs. Long Term Ratings

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Report No.: CTR050315000M

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